AMERICAN STOCK EXCHANGE LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

June 4, 2007

The American Stock Exchange LLC (the “Exchange” or “Amex”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC”), has determined to strike from listing and registration on the Exchange, the following:

Stonepath Group, Inc.

Common Stock, $0.001 Par Value

Commission File Number – 001-16105

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with:

(a)

Section 1003(a)(iv) of the Amex Company Guide (the “Company Guide”) which states that the Exchange will normally consider suspending dealings in, or removing from the list, a security of a company that is financially impaired;

(b)

Sections 134 and 1101 of the Company Guide which state that issuers are required to file information, documents and reports with the SEC and Exchange on a timely basis;

(c)

Section 402 of the Company Guide which states that a company must make immediate public disclosure of events where such information is likely to be considered important by a reasonable investor in determining a choice of action;

(d)

Sections 121B(2)(a) and 803 of the Company Guide which state that a company must maintain an audit committee comprised of at least three members, each of whom satisfies the independence standards specified in Section 121A of the Company Guide and Rule 10A-3 under the Securities Exchange Act of 1934;

(e)

Section 132(e) of the Company Guide which states that companies are required to upon request, furnish to the Exchange such information concerning the company as the Exchange may reasonably require; and

(f)

Section 801 of the Company Guide which states that a listed company must provide prompt notification to the Amex after an executive officer of the company becomes aware of any material non-compliance by the listed company with the applicable requirements specified or referenced in Part 8 of the Company Guide.

2.

The Common Stock of Stonepath Group, Inc. (“Stonepath” or the “Company”) does not qualify for continued listing for the following reasons:

(a)

The Company failed to file its Form 10-K for the fiscal year ended December 31, 2006.  In a Form 12b-25 filed with the SEC on April 3, 2007, the Company disclosed that its financial condition left it unable to engage its auditors to perform an audit of its 2006 financial statements.  In addition, in a Form 8-K filed with the SEC on April 24, 2007, Stonepath disclosed that it had received notices of default from certain of its creditors including Mass Financial Corporation (“Mass Financial”), SBI Brightline, LLC and Hong Kong League Central Credit Union.  The total amount in default between the three lenders was approximately $13 million.  In a subsequent telephonic conversation held on May 2, 2007, Stonepath disclosed to staff of the Listing Qualifications Department (“Staff”) that that the outstanding indebtedness to its lenders was in excess of the value of the Company.  Stonepath subsequently announced in a Form 8-K filed with the SEC on May 4, 2007 that Mass Financial was in the process of foreclosing on the assets of the Company.

(b)

The Company failed to issue certain press releases in connection with three Forms 8-K filed with the SEC on April 24, 2007.

(c)

Stonepath’s audit committee is not comprised of at least three independent members.  The Company announced in a Form 8-K filed with the SEC on April 24, 2007 that one of the three members of its board of directors had been named Chief Executive Officer of the Company.  With only two remaining, the Company does not have the minimum number of independent directors needed to satisfy the Exchange’s audit committee requirements.  Notwithstanding that the Company’s management was aware of the Company’s non-compliance with the audit committee requirements, management failed to provide notification of the non-compliance to the Exchange.

(d)

Stonepath did not respond to an information request made by the Exchange via correspondence dated April 20, 2007.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

Stonepath was sent a delinquency letter on April 18, 2007 regarding its Form 10-K filing with the SEC for the fiscal year ended December 31, 2006.  Pursuant to the terms of the letter, the Company was required to contact Staff by April 25, 2007 to discuss any new developments of which the Staff was unaware, and indicate whether or not it would submit a plan of compliance.  Stonepath did not contact Staff regarding this letter.

(b)

On April 20, 2007 Staff sent Stonepath an information request letter related to the financial condition of the Company.  Pursuant to Section 132(e) of the Company Guide, Staff requested that the Company provide the requested information no later than April 27, 2007.  Stonepath failed to provide any of the requested information to Staff.

(c)

On May 9, 2007, the Exchange sent a letter to Stonepath advising the Company that based upon telephonic conversations with representatives of the Company and information gathered from public documents, the Exchange determined to truncate the continued listing evaluation and follow-up procedures and to move forward with the immediate delisting of the Company’s securities.  Stonepath was also notified that in accordance with Section 1203 and 1009(d) of the Company Guide, it could appeal Staff’s determination no later than May 16, 2007 by requesting an oral or written hearing before a Listing Qualifications Panel of the Amex Committee on Securities.

(d)

Stonepath did not appeal the Exchange’s determination within the requisite time period of thereafter.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s securities from listing and/or registration by issuing a press release and posting notice on www.amex.com.  Further, a copy of this application has been forwarded to Mr. Martin Muller-Romheld, Chief Executive Officer of the Company.

/s/

Dennis J. Meekins

Vice President, Listing Qualifications

American Stock Exchange LLC